

Mailstop 4561

December 22, 2015

Marc Montagner
Chief Financial Officer
Endurance International Group Holdings, Inc.
10 Corporate Drive, Suite 300
Burlington, MA 01803

>   **Re: Endurance International Group Holdings, Inc.**
>   **Form 10-Q for the Quarterly Period Ended September 30, 2015**
>   **Filed November 6, 2015**
>   **File No. 001-36131**

Dear Mr. Montagner:

　　　We have reviewed your December 9, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

　　　Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

　　　After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 17, 2015 letter.

Form 10-Q for Quarterly Period Ended September 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures and Key Metrics

Average Revenue per Subscriber, page 32

1.　　In your response to prior comment 8 you state that in future filings, you will include a more detailed qualitative description of the sources on Non-Subscriber Revenue included in the ARPS calculation. Please confirm to us that you will also quantify the amount of non-subscriber revenue related to Domain Monetization and Marketing Development Funds, to the extent this revenue has materially contributed to period-over period changes in ARPS. Please also quantify the total amount of revenue you receive from domains as well as the revenue you receive from resellers so that a reader may determine the impact of the inclusion of these amounts on the reported metric.

You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services